BRAMBLES

BRAMBLES INDUSTRIES PLC
CASSINI HOUSE 57-59 ST JAMES'S STREET
LONDON SW1A 1LD ENGLAND
TEL +44 (0)20 7659 6000
FAX +44 (0)20 7659 6001
www.brambles.com

27 June 2002

02042436

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

PROCESSED
JUL 23 2002
THOMSON FINANCIAL

Re: Brambles Industries plc
Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sirs and Mesdames,

The enclosed information is being submitted by Brambles Industries plc (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully,

S Walters

Sandra Walters
Assistant Company Secretary

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 05 2002
WASH. D.C. 155

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

26 June 2002

12) Total holding following this notification

91,815,673

13) Total percentage holding of issued class following this notification

12.69%

14) Any additional information

This notice relates to the decrease in holding of Capital Research and Management Company from 4.00% to 3.87%

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 27 June 2002

Details of Registered Holders

Capital Guardian Trust Company		4.92%
State Street Nominees Limited	5,704,300	
Bank of New York Nominees	746,681	
Chase Nominees Limited	14,726,478	
BT Globenet Nominees Ltd.	197,000	
Midland Bank plc	6,305,800	
Bankers Trust	1,692,500	
Barclays Bank, Barclays Global Securities Services	667,300	
Citibank London	468,359	
Nortrust Nominees	4,488,900	
Royal Bank of Scotland	21,200	
MSS Nominees Limited	50,000	
Citibank NA	28,000	
ROY Nominees Limited	40,500	
Mellon Nominees (UK) Limited	477,790	
Total	35,614,808	

Capital International Limited		2.10%
State Street Nominees Limited	533,481	
Bank of New York Nominees	1,975,391	
Chase Nominees Limited	3,592,638	
Midland Bank plc	225,600	
Bankers Trust	2,984,269	
Barclays Bank, Barclays Global Securities Services	152,700	
Citibank London	96,426	
Morgan Guaranty	252,945	
Nortrust Nominees	2,645,096	
Royal Bank of Scotland	39,500	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	253,186	
Lloyds Bank	94,300	
Citibank NA	42,600	
Deutsche Bank AG	462,700	
HSBC Bank plc	685,100	
Northern Trust AVFC	220,400	
KAS UK	36,715	
Mellon Nominees (UK) Limited	299,000	

Bank One London	298,180	
Clydesdale Bank plc	105,800	
Total	15,190,027	
Capital International S.A.		1.63%
State Street Nominees Limited	344,200	
Bank of New York Nominees	77,500	
Chase Nominees Limited	4,538,154	
Credit Suisse London Branch	83,000	
Midland Bank plc	1,426,600	
Barclays Bank, Barclays Global Securities Services	1,261,300	
Citibank London	36,000	
Nortrust Nominees	23,700	
Morgan Stanley	26,500	
Royal Bank of Scotland	2,838,997	
State Street Bank & Trust Co.	35,000	
National Westminster Bank	213,300	
Lloyds Bank	38,256	
RBSTB Nominees Ltd.	140,400	
Citibank NA	53,300	
Deutsche Bank AG	351,700	
HSBC Bank plc	307,240	
Total	11,795,147	
Capital International Inc.		0.17%
State Street Nominees Limited	128,498	
Bank of New York Nominees	230,400	
Midland Bank plc	35,500	
Deutsche Bank Mannheim	45,000	
Bankers Trust	19,000	
Citibank London	14,300	
Nortrust Nominees	290,000	
State Street Bank & Trust Co	441,000	
Deutsche Bank AG	30,000	
Total	1,233,698	
Capital Research and Management Company		3.87%
State Street Nominees Limited	2,263,193	
Chase Nominees Limited	25,718,800	
Total	27,981,993	

EuroPacific Growth Fund
3.06% 22,131,900

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

Deutsche Bank AG and its subsidiary companies

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Held as Principal	12,979,695
Held in client portfolios	75,788,469

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Please see list appended

5) Number of shares/amount of stock acquired

Not advised

6) Percentage of issued class

Not advised

7) Number of shares/amount of stock disposed

N/A

8) Percentage of issued class

N/A

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

26 June 2002

12) Total holding following this notification

88,768,164

13) Total percentage holding of issued class following this notification

12.26%

14) Any additional information

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters - 020 7659 6039

Date of Notification - 27 June 2002

Held as Principal	
Deutsche Bank AG London	8,619,074
Morgan Grenfell & Co. Limited	60,621
Deutsche Securities Australia Limited	4,300,000
	12,979,695

Held in Client Portfolios	
Morgan Nominees	21,832,624
Morgan Nominees Account CHY	234,151
Morgan Nominees Account CSL	60,000
Morgan Nominees Account DGR	194,127
Morgan Nominees Account ENF	266,800
Morgan Nominees Account LAM	299,978
Morgan Nominees Account MER	57,804
Morgan Nominees Account SAM	38,954
Morgan Nominees Account SL	422,315
Bank of New York Nominees	874,955
Bank of New York Nominees A/C VC	45,264
Bank of New York Nominees A/C 588251	72,685
Bank of Tokyo London	5,340
British Overseas Bank Account 7020	117,110
BT Globenet Nominees	1,120,286
Channel Nominees	240,855
Chase Nominees	12,094,166
Chase Nominees Account 14186	168,698
Clydesdale Bank Custodian Nominees	330,881
Deutsche Asset Management (Japan) Ltd	199,490
Deutsche Asset Management Frankfurt	3,836,297
Deutsche Asset Management Spain	314,200
Deutsche Bank Alex Brown	1,415,719
Deutsche Bank International Limited	1,297,890
DWS Investment GmbH	65,000
HSBC Global Custody Nominees (UK) Ltd	1,708,118
HSBC Global Custody Nominees (UK) Ltd, A/c 767137	71,417
Lloyds Bank Nominees	373,300
Lothian Regional Council	539,460

Mirglip Nominees	133,310
National Provincial	182,215
Nortrust Nominees	6,477,804
Perry Nominees	65,143
Raiffeisen Zentralbank Nominees	9,463
RBSTB Nominees	3,975,445
RBSTB Nominees A/C RTLDN	150,000
Scudder Investment Management	12,403,084
State Street Nominees	2,016,729
State Street Nominees SD12	883,266
Sutrin Nominees	37,810
Tokyo Trust	231,180
Vidacos Nominees	858,686
To be Advised	66,450
	88,768,164

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) Name of company

Brambles Industries plc

2) Name of shareholder having a major interest

The Capital Group Companies, Inc.

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

On behalf of its affiliates

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

See list appended

5) Number of shares/amount of stock acquired

N/A

6) Percentage of issued class

N/A

7) Number of shares/amount of stock disposed

Not advised

8) Percentage of issued class

Not advised

9) Class of security

Ordinary shares of 5p each

10) Date of transaction

N/A

11) Date company informed

27 June 2002

12) Total holding following this notification

85,303,673

13) Total percentage holding of issued class following this notification

11.79%

14) Any additional information

This notice relates to the decrease in holding of Capital Research and Management Company from 3.87% to 2.97%

15) Name of contact and telephone number for queries

Sandra Walters - 020 7659 6039

16) Name of authorised company official responsible for making this notification

Sandra Walters, Assistant Company Secretary

Date of notification 27 June 2002

Details of Registered Holders

Capital Guardian Trust Company		4.92%
State Street Nominees Limited	5,704,300	
Bank of New York Nominees	746,681	
Chase Nominees Limited	14,726,478	
BT Globenet Nominees Ltd.	197,000	
Midland Bank plc	6,305,800	
Bankers Trust	1,692,500	
Barclays Bank, Barclays Global Securities Services	667,300	
Citibank London	468,359	
Nortrust Nominees	4,488,900	
Royal Bank of Scotland	21,200	
MSS Nominees Limited	50,000	
Citibank NA	28,000	
ROY Nominees Limited	40,500	
Mellon Nominees (UK) Limited	477,790	
Total	35,614,808	

Capital International Limited		2.10%
State Street Nominees Limited	533,481	
Bank of New York Nominees	1,975,391	
Chase Nominees Limited	3,580,638	
Midland Bank plc	225,600	
Bankers Trust	2,984,269	
Barclays Bank, Barclays Global Securities Services	152,700	
Citibank London	96,426	
Morgan Guaranty	252,945	
Nortrust Nominees	2,645,096	
Royal Bank of Scotland	39,500	
MSS Nominees Limited	194,000	
State Street Bank & Trust Co	253,186	
Lloyds Bank	94,300	
Citibank NA	42,600	
Deutsche Bank AG	462,700	
HSBC Bank plc	685,100	
Northern Trust AVFC	220,400	
KAS UK	36,715	
Mellon Nominees (UK) Limited	299,000	

Bank One London	298,180	
Clydesdale Bank plc	105,800	
Total	15,178,027	
Capital International S.A.		1.63%
State Street Nominees Limited	344,200	
Bank of New York Nominees	77,500	
Chase Nominees Limited	4,538,154	
Credit Suisse London Branch	83,000	
Midland Bank plc	1,426,600	
Barclays Bank, Barclays Global Securities Services	1,261,300	
Citibank London	36,000	
Nortrust Nominees	23,700	
Morgan Stanley	26,500	
Royal Bank of Scotland	2,838,997	
State Street Bank & Trust Co.	35,000	
National Westminster Bank	213,300	
Lloyds Bank	38,256	
RBSTB Nominees Ltd.	140,400	
Citibank NA	53,300	
Deutsche Bank AG	351,700	
HSBC Bank plc	307,240	
Total	11,795,147	
Capital International Inc.		0.17%
State Street Nominees Limited	128,498	
Bank of New York Nominees	230,400	
Midland Bank plc	35,500	
Deutsche Bank Mannheim	45,000	
Bankers Trust	19,000	
Citibank London	14,300	
Nortrust Nominees	290,000	
State Street Bank & Trust Co	441,000	
Deutsche Bank AG	30,000	
Total	1,233,698	
Capital Research and Management Company		2.97%
State Street Nominees Limited	2,140,993	
Chase Nominees Limited	19,341,000	
Total	21,481,993	

BRAMBLES INDUSTRIES PLC
HOLDING IN COMPANY

The following announcement has been released to the Australian Stock Exchange for Brambles Industries Limited.

Authorised by: Lorraine Young, Company Secretary
Tel: 020 7659 6020

Contact Sandra Walters
Tel 020 7659 6039

Form 604
Corporations Act
Section 671B

Notice of change of interests of substantial holder

To: **Brambles Industries Limited**
Level 40, Gateway
1 Macquarie Place
Sydney NSW 2000

ABN 22 000 129 868

To:**Australian Stock Exchange Limited**

1. Details of substantial holder

Name Deutsche Bank AG (ABN 13 064 165 162) and its related bodies corporate (together, the "Deutsche Bank Group") gives notice of a change in its relevant interests in the Brambles Industries Limited/Brambles Industries PLC dual listed company.

There was a change in the interests of the substantial holder on **24 Jun 2002.**
The previous notice was dated **19 Apr 2002.**

2. Previous and present voting power

The total number of votes attached to all the voting shares in the company that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company, are as follows:

Class of securities	**Previous notice c.o.b. 17 Apr 2002**		**Present notice c.o.b. 24 Jun 2002**	
	Person's votes	Voting power	Person's votes	Voting power
Ordinary Shares in Brambles Industries Limited	8,937,937	0.53 %	20,973,172	1.24 %
Ordinary shares in which a derivative interest is held	2,584,235	0.15 %	3,650,158	0.22 %
Ordinary shares in	88,853,825	5.27%	93,386,792	5.53

Brambles Industries PLC				
Total		5.95%		6.98 %

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company, since the substantial holder was last required to give a substantial holding notice to the company are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities	Person's votes
Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	Refer to schedule 1.	See previous column.

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class (ordinary shares in Brambles Industries Limited unless stated) and number of securities	Person's Votes
Deutsche Asset Management (Australia) Limited and each of its holding companies in the Deutsche Bank Group.	Chase Manhattan Nominees Limited	Stichting Bedrijfspensioenfonds voor de Bouwnijverheid	As investment manager	143,909	143,909
	Chase Manhattan Nominees Ltd	SAS Trustee Corporation, as trustee of certain superannuation schemes under the Superannuation Administration Act		314,271	314,271
	National Nominees Limited	Deutsche Asset Management Life & Pensions Ltd		142,022	142,022
	National Nominees Ltd	Deutsche International Custodial Services (Ireland) Ltd as trustee of Deutsche Pacific Fund		1,369,216	1,369,216
	State Street Bank & Trust Company	The Monetary Authority of Singapore		95,174	95,174
	Westpac Custodian Nominees Ltd	Government of Singapore Investment Corporation Pte Ltd		117,061	117,061

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class (ordinary shares in Brambles Industries Limited unless stated) and number of securities	Person's Votes
Deutsche Investments Australia Limited and each of its holding companies in the Deutsche Bank Group.	Cogent Nominees Pty Ltd	Zurich Australian Workers Compensation Limited for the WorkCover Scheme Statutory Fund Investments	As investment manager	44,543	44,543
	Cogent Nominees Pty Ltd	Zurich Investment Management Limited as Investment Manager for Catholic Schools Superannuation Fund (NSW/ACT)		43,743	43,743
	JP Morgan Custodial Services Pty Ltd	Zurich Investment Management Limited as Responsible Entity for ZIM Unit Trusts		396,350	396,350
	Zurich Australia Limited	Zurich Australia Limited		1,423,456	1,423,456
	Zurich Australian Insurance Limited	Zurich Australian Insurance Limited		89,294	89,294
Deutsche Securities Australia Limited and each of its holding companies in the Deutsche Bank Group.	Pan Australian Nominees Pty Ltd	Not Known	Principal holding of derivative interest	3,650,158 Brambles Industries Limited ordinary shares in which a derivative interest is held	3,650,158
Deutsche Asset Management Limited or other foreign member of the Deutsche Bank Group and each of their holding companies in the Deutsche Bank Group.	Not available at time of filing.	Not available at time of filing.	Various	16,794,133 Brambles Industries Ltd 93,386,792 Brambles Industries PLC	110,180,925

5. Change in association

N/A.

6. Addresses

Name	**Address**
Deutsche Bank Group	C/- Level 18, 225 George Street, Sydney, New South Wales 2000

Signature

Name Roger Selby Date 26 Jun 2002

Schedule 1 to Form 604

Group Name	ASX	Stock	Trade Date	Trans Type	Trans, Number	Trans, Price
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	26-Apr-02	S	-2,203	10.0300
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	06-May-02	B	95,174	9.8000
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	14-May-02	S	-329	9.4000
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	14-May-02	S	-589	9.4000
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	15-May-02	S	-1,800	9.0840
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	15-May-02	S	-114	9.0840
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	15-May-02	S	-10,565	9.0840
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	06-May-02	S	-11,680	9.8103
DEUTSCHE ASSET MANAGEMENT	BIL	ORD	12-Jun-02	S	-15,500	8.9300
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	23-Apr-02	S	-2,418	10.2423
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	23-Apr-02	S	-1,882	10.2514
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	23-Apr-02	S	-27,169	10.2423
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	23-Apr-02	S	-21,131	10.2514
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	23-Apr-02	S	-401,738	10.2423
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	23-Apr-02	S	-312,462	10.2514
DEUTSCHE	BIL	ORD	23-Apr-02	S	-18,675	10.2423

INVESTMENTS AUSTRALIA						
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	23-Apr-02	S	-14,525	10.2514
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	24-Apr-02	S	-141,300	10.1375
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	24-Apr-02	S	-85,600	10.1375
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	24-Apr-02	S	-46,000	10.1375
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	24-Apr-02	S	-7,900	10.1375
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	24-Apr-02	S	-68,700	10.1375
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	24-Apr-02	S	-3,600	10.1375
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	24-Apr-02	S	-29,300	10.1375
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	30-Apr-02	S	-75,000	10.1133
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	09-May-02	S	-67,000	9.7226
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	09-May-02	S	-36,200	9.7226
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	09-May-02	S	-11,100	9.7226
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	09-May-02	S	-3,100	9.7226
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	09-May-02	S	-20,600	9.7226
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	09-May-02	S	-18,700	9.7226
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	09-May-02	S	-267,200	9.7226
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	09-May-02	S	-900	9.7226
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	09-May-02	S	-8,700	9.7226
DEUTSCHE INVESTMENTS	BIL	ORD	09-May-02	S	-14,000	9.7226

AUSTRALIA						
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	20-May-02	S	-69,800	9.5000
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	20-May-02	S	-169,300	9.5000
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	20-May-02	S	-17,700	9.5000
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	20-May-02	S	-4,500	9.5000
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	20-May-02	S	-25,800	9.5000
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	20-May-02	S	-298,400	9.5000
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	20-May-02	S	-1,400	9.5000
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	20-May-02	S	-11,100	9.5000
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	20-May-02	S	-8,200	9.5000
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	21-May-02	S	-167,814	9.5463
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	21-May-02	S	-2,124	9.5463
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	21-May-02	S	-28,081	9.5463
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	21-May-02	S	-7,105	9.5463
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	21-May-02	S	-42,265	9.5463
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	21-May-02	S	-36,771	9.5463
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	21-May-02	S	-473,888	9.5463
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	21-May-02	S	-2,264	9.5463
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	21-May-02	S	-17,655	9.5463
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	21-May-02	S	-22,033	9.5463

DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	06-June-02	B	19,200	8.8700
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	06-June-02	B	3,000	8.8700
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	06-June-02	B	1,500	8.8700
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	06-June-02	B	4,400	8.8700
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	06-June-02	B	2,200	8.8700
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	06-June-02	B	64,000	8.8700
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	06-June-02	B	500	8.8700
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	06-June-02	B	3,200	8.8700
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	06-June-02	B	3,600	8.8700
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	07-June-02	B	43,578	8.9893
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	07-June-02	B	36,983	8.9893
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	07-June-02	B	8,190	8.9893
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	07-June-02	B	1,853	8.9893
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	07-June-02	B	12,759	8.9893
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	07-June-02	B	3,276	8.9893
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	07-June-02	B	135,731	8.9893
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	07-June-02	B	647	8.9893
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	07-June-02	B	4,957	8.9893
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	07-June-02	B	2,026	8.9893
DEUTSCHE	BIL	ORD	11-June-02	B	57,522	9.0699

INVESTMENTS AUSTRALIA						
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	11-June-02	B	48,817	9.0699
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	11-June-02	B	10,810	9.0699
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	11-June-02	B	2,447	9.0699
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	11-June-02	B	16,841	9.0699
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	11-June-02	B	4,324	9.0699
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	11-June-02	B	179,169	9.0699
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	11-June-02	B	853	9.0699
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	11-June-02	B	6,543	9.0699
DEUTSCHE INVESTMENTS AUSTRALIA	BIL	ORD	11-June-02	B	2,674	9.0699
DEUTSCHE SECURITIES	BIL	ORD	18-Apr-02	S	-1,000	9.9700
DEUTSCHE SECURITIES	BIL	ORD	18-Apr-02	S	-274	10.0700
DEUTSCHE SECURITIES	BIL	ORD	18-Apr-02	B	1,000	10.1000
DEUTSCHE SECURITIES	BIL	ORD	18-Apr-02	S	-192,000	10.2228
DEUTSCHE SECURITIES	BIL	ORD	19-Apr-02	S	-200,000	10.2425
DEUTSCHE SECURITIES	BIL	ORD	19-Apr-02	S	-65,549	10.2781
DEUTSCHE SECURITIES	BIL	ORD	19-Apr-02	B	1,500	10.1900
DEUTSCHE SECURITIES	BIL	ORD	22-Apr-02	B	10,000	10.3900
DEUTSCHE SECURITIES	BIL	ORD	22-Apr-02	S	-100,000	10.3475
DEUTSCHE SECURITIES	BIL	ORD	22-Apr-02	S	-10,000	10.3800
DEUTSCHE SECURITIES	BIL	ORD	22-Apr-02	B	20,000	10.3100
DEUTSCHE SECURITIES	BIL	ORD	22-Apr-02	B	54,474	10.3035
DEUTSCHE SECURITIES	BIL	ORD	22-Apr-02	S	-54,474	10.3000
DEUTSCHE SECURITIES	BIL	ORD	22-Apr-02	B	600	10.3500
DEUTSCHE SECURITIES	BIL	ORD	23-Apr-02	B	5,881	10.2550
DEUTSCHE SECURITIES	BIL	ORD	23-Apr-02	S	-18,002	10.2650
DEUTSCHE SECURITIES	BIL	ORD	23-Apr-02	B	3,125	10.2800
DEUTSCHE SECURITIES	BIL	ORD	23-Apr-02	S	-200,000	10.2321
DEUTSCHE SECURITIES	BIL	ORD	23-Apr-02	B	1,471	10.2341
DEUTSCHE SECURITIES	BIL	ORD	23-Apr-02	B	400	10.2800
DEUTSCHE SECURITIES	BIL	ORD	23-Apr-02	S	-7,352	10.2454
DEUTSCHE SECURITIES	BIL	ORD	24-Apr-02	S	-12,217	10.2000
DEUTSCHE SECURITIES	BIL	ORD	24-Apr-02	B	12,217	10.2000
DEUTSCHE SECURITIES	BIL	ORD	24-Apr-02	S	-400,000	10.1825
DEUTSCHE SECURITIES	BIL	ORD	24-Apr-02	S	-53,000	10.2300
DEUTSCHE SECURITIES	BIL	ORD	24-Apr-02	S	-12,500	10.1500
DEUTSCHE SECURITIES	BIL	ORD	24-Apr-02	S	-10,000	10.1700
DEUTSCHE SECURITIES	BIL	ORD	24-Apr-02	S	-1,200	10.1800
DEUTSCHE SECURITIES	BIL	ORD	26-Apr-02	B	11,352	9.9082

DEUTSCHE SECURITIES	BIL	ORD	26-Apr-02	S	-111,061	10.0499
DEUTSCHE SECURITIES	BIL	ORD	26-Apr-02	S	-50,000	10.1000
DEUTSCHE SECURITIES	BIL	ORD	26-Apr-02	B	142,323	10.0461
DEUTSCHE SECURITIES	BIL	ORD	26-Apr-02	B	94,600	10.0498
DEUTSCHE SECURITIES	BIL	ORD	26-Apr-02	B	16,461	10.0503
DEUTSCHE SECURITIES	BIL	ORD	26-Apr-02	S	-200	10.0600
DEUTSCHE SECURITIES	BIL	ORD	29-Apr-02	S	-200,000	10.0000
DEUTSCHE SECURITIES	BIL	ORD	29-Apr-02	S	-15,702	10.0036
DEUTSCHE SECURITIES	BIL	ORD	29-Apr-02	B	3,000	10.0000
DEUTSCHE SECURITIES	BIL	ORD	29-Apr-02	S	-280	10.0100
DEUTSCHE SECURITIES	BIL	ORD	30-Apr-02	B	431	10.0000
DEUTSCHE SECURITIES	BIL	ORD	30-Apr-02	S	-3,000	10.0000
DEUTSCHE SECURITIES	BIL	ORD	30-Apr-02	S	-25,000	10.0800
DEUTSCHE SECURITIES	BIL	ORD	30-Apr-02	S	-431	10.0000
DEUTSCHE SECURITIES	BIL	ORD	01-May-02	B	64,000	9.9777
DEUTSCHE SECURITIES	BIL	ORD	01-May-02	S	-150,000	9.9735
DEUTSCHE SECURITIES	BIL	ORD	02-May-02	B	50,000	9.9750
DEUTSCHE SECURITIES	BIL	ORD	02-May-02	B	160,000	9.9684
DEUTSCHE SECURITIES	BIL	ORD	02-May-02	B	25,000	9.9800
DEUTSCHE SECURITIES	BIL	ORD	02-May-02	S	-12,588	10.0000
DEUTSCHE SECURITIES	BIL	ORD	03-May-02	S	-92,000	9.9602
DEUTSCHE SECURITIES	BIL	ORD	06-May-02	B	63,990	9.8398
DEUTSCHE SECURITIES	BIL	ORD	06-May-02	S	-44,400	9.8386
DEUTSCHE SECURITIES	BIL	ORD	06-May-02	B	5,000	9.7900
DEUTSCHE SECURITIES	BIL	ORD	07-May-02	B	36,010	9.5792
DEUTSCHE SECURITIES	BIL	ORD	07-May-02	B	219,273	9.7000
DEUTSCHE SECURITIES	BIL	ORD	07-May-02	S	-300,000	9.7073
DEUTSCHE SECURITIES	BIL	ORD	07-May-02	B	-10,000	9.6800
DEUTSCHE SECURITIES	BIL	ORD	07-May-02	B	6,250	9.5650
DEUTSCHE SECURITIES	BIL	ORD	07-May-02	B	10,000	9.5600
DEUTSCHE SECURITIES	BIL	ORD	07-May-02	S	-75,000	9.5400
DEUTSCHE SECURITIES	BIL	ORD	08-May-02	B	53,125	9.5235
DEUTSCHE SECURITIES	BIL	ORD	08-May-02	B	149,000	9.5166
DEUTSCHE SECURITIES	BIL	ORD	09-May-02	S	-25,000	9.8000
DEUTSCHE SECURITIES	BIL	ORD	09-May-02	S	-47,994	9.7493
DEUTSCHE SECURITIES	BIL	ORD	09-May-02	S	-10,000	9.7650
DEUTSCHE SECURITIES	BIL	ORD	09-May-02	S	-2,500	9.7400
DEUTSCHE SECURITIES	BIL	ORD	09-May-02	S	-223,771	9.7417
DEUTSCHE SECURITIES	BIL	ORD	09-May-02	S	340,000	9.7347
DEUTSCHE SECURITIES	BIL	ORD	10-May-02	S	-116,229	9.6825
DEUTSCHE SECURITIES	BIL	ORD	10-May-02	S	-29,955	9.7000
DEUTSCHE SECURITIES	BIL	ORD	10-May-02	S	-25,000	9.6750
DEUTSCHE SECURITIES	BIL	ORD	10-May-02	B	24	9.6900
DEUTSCHE SECURITIES	BIL	ORD	13-May-02	B	25,000	9.5280
DEUTSCHE SECURITIES	BIL	ORD	13-May-02	S	-15,000	9.4733
DEUTSCHE SECURITIES	BIL	ORD	13-May-02	S	-5,000	9.4900
DEUTSCHE SECURITIES	BIL	ORD	13-May-02	S	-45,000	9.5000
DEUTSCHE SECURITIES	BIL	ORD	14-May-02	B	442,883	9.3334
DEUTSCHE SECURITIES	BIL	ORD	14-May-02	B	45,000	9.3433
DEUTSCHE SECURITIES	BIL	ORD	14-May-02	S	-297,883	9.3162
DEUTSCHE SECURITIES	BIL	ORD	14-May-02	S	-20,000	9.2725
DEUTSCHE SECURITIES	BIL	ORD	14-May-02	S	-56,000	9.2107
DEUTSCHE SECURITIES	BIL	ORD	14-May-02	S	-140	9.2750
DEUTSCHE SECURITIES	BIL	ORD	14-May-02	S	9,100	9.2400
DEUTSCHE SECURITIES	BIL	ORD	15-May-02	B	200,000	9.0400
DEUTSCHE SECURITIES	BIL	ORD	15-May-02	B	15,409	9.0918
DEUTSCHE SECURITIES	BIL	ORD	15-May-02	S	-28,125	9.0656
DEUTSCHE SECURITIES	BIL	ORD	15-May-02	S	-15,269	9.0910

DEUTSCHE SECURITIES	BIL	ORD	15-May-02	B	128,000	9.0028
DEUTSCHE SECURITIES	BIL	ORD	15-May-02	B	5,000	9.0400
DEUTSCHE SECURITIES	BIL	ORD	15-May-02	S	-35,000	9.0657
DEUTSCHE SECURITIES	BIL	ORD	15-May-02	B	92,331	9.0501
DEUTSCHE SECURITIES	BIL	ORD	16-May-02	B	21,628	9.3805
DEUTSCHE SECURITIES	BIL	ORD	16-May-02	S	-74	9.2800
DEUTSCHE SECURITIES	BIL	ORD	16-May-02	B	75,000	9.3869
DEUTSCHE SECURITIES	BIL	ORD	16-May-02	S	-21,628	9.3694
DEUTSCHE SECURITIES	BIL	ORD	17-May-02	B	40,837	9.4871
DEUTSCHE SECURITIES	BIL	ORD	17-May-02	B	1,329	9.4400
DEUTSCHE SECURITIES	BIL	ORD	20-May-02	B	71,875	9.5019
DEUTSCHE SECURITIES	BIL	ORD	20-May-02	S	-500,000	9.5200
DEUTSCHE SECURITIES	BIL	ORD	20-May-02	S	-500,000	9.5200
DEUTSCHE SECURITIES	BIL	ORD	21-May-02	S	-200,000	9.5253
DEUTSCHE SECURITIES	BIL	ORD	21-May-02	S	-227,300	9.5287
DEUTSCHE SECURITIES	BIL	ORD	21-May-02	S	-345	9.5200
DEUTSCHE SECURITIES	BIL	ORD	21-May-02	B	345	9.5400
DEUTSCHE SECURITIES	BIL	ORD	21-May-02	B	102,300	9.5147
DEUTSCHE SECURITIES	BIL	ORD	21-May-02	S	-19,072	9.5180
DEUTSCHE SECURITIES	BIL	ORD	22-May-02	B	78	9.5100
DEUTSCHE SECURITIES	BIL	ORD	22-May-02	B	2,072	9.5200
DEUTSCHE SECURITIES	BIL	ORD	22-May-02	S	-24,000	9.5000
DEUTSCHE SECURITIES	BIL	ORD	22-May-02	B	-100,000	9.5200
DEUTSCHE SECURITIES	BIL	ORD	23-May-02	B	25,726	9.4500
DEUTSCHE SECURITIES	BIL	ORD	22-May-02	B	125,000	9.4040
DEUTSCHE SECURITIES	BIL	ORD	22-May-02	B	17,000	9.4300
DEUTSCHE SECURITIES	BIL	ORD	22-May-02	B	40,000	9.3850
DEUTSCHE SECURITIES	BIL	ORD	22-May-02	S	-25,726	9.4500
DEUTSCHE SECURITIES	BIL	ORD	27-May-02	S	-3,125	9.5300
DEUTSCHE SECURITIES	BIL	ORD	27-May-02	S	-3,600	9.4900
DEUTSCHE SECURITIES	BIL	ORD	28-May-02	S	-10,000	9.4500
DEUTSCHE SECURITIES	BIL	ORD	28-May-02	S	-140,000	9.4500
DEUTSCHE SECURITIES	BIL	ORD	29-May-02	B	6,000	9.7500
DEUTSCHE SECURITIES	BIL	ORD	29-May-02	B	699,100	9.4153
DEUTSCHE SECURITIES	BIL	ORD	29-May-02	S	-2	9.4200
DEUTSCHE SECURITIES	BIL	ORD	29-May-02	B	1	9.4100
DEUTSCHE SECURITIES	BIL	ORD	29-May-02	S	-1,550	9.4172
DEUTSCHE SECURITIES	BIL	ORD	29-May-02	S	-5,000	9.4000
DEUTSCHE SECURITIES	BIL	ORD	29-May-02	S	-32,000	9.4200
DEUTSCHE SECURITIES	BIL	ORD	29-May-02	S	-686,600	9.4153
DEUTSCHE SECURITIES	BIL	ORD	30-May-02	B	1	9.3900
DEUTSCHE SECURITIES	BIL	ORD	30-May-02	S	-1,250	9.3500
DEUTSCHE SECURITIES	BIL	ORD	30-May-02	B	16,000	9,2900
DEUTSCHE SECURITIES	BIL	ORD	31-May-02	S	-19,000	9.6053
DEUTSCHE SECURITIES	BIL	ORD	31-May-02	B	17,000	9.3529
DEUTSCHE SECURITIES	BIL	ORD	31-May-02	B	85,000	9.0853
DEUTSCHE SECURITIES	BIL	ORD	31-May-02	S	-35,000	9.1021
DEUTSCHE SECURITIES	BIL	ORD	31-May-02	B	246,942	9.1184
DEUTSCHE SECURITIES	BIL	ORD	31-May-02	S	-59,192	9.0877
DEUTSCHE SECURITIES	BIL	ORD	31-May-02	B	11,406	9.0903
DEUTSCHE SECURITIES	BIL	ORD	31-May-02	S	-5,226	9.0900
DEUTSCHE SECURITIES	BIL	ORD	31-May-02	S	-9,956	9.0900
DEUTSCHE SECURITIES	BIL	ORD	31-May-02	B	3,776	9.0991
DEUTSCHE SECURITIES	BIL	ORD	03-June-02	S	-950	9.3500
DEUTSCHE SECURITIES	BIL	ORD	03-June-02	S	-210,079	9.2748
DEUTSCHE SECURITIES	BIL	ORD	03-June-02	S	210,079	9.2500
DEUTSCHE SECURITIES	BIL	ORD	04-June-02	B	69	9.2300
DEUTSCHE SECURITIES	BIL	ORD	04-June-02	B	47,000	9.1002

DEUTSCHE SECURITIES	BIL	ORD	05-June-02	B	10,000	9.0200
DEUTSCHE SECURITIES	BIL	ORD	06-June-02	S	-93,750	8.8520
DEUTSCHE SECURITIES	BIL	ORD	06-June-02	B	12,000	8.8500
DEUTSCHE SECURITIES	BIL	ORD	06-June-02	B	120,000	8.8416
DEUTSCHE SECURITIES	BIL	ORD	06-June-02	B	196,621	8.8944
DEUTSCHE SECURITIES	BIL	ORD	06-June-02	S	-1	8.9000
DEUTSCHE SECURITIES	BIL	ORD	07-June-02	B	23,379	8.9500
DEUTSCHE SECURITIES	BIL	ORD	07-June-02	B	1	8.9500
DEUTSCHE SECURITIES	BIL	ORD	07-June-02	B	30	8.9200
DEUTSCHE SECURITIES	BIL	ORD	07-June-02	S	-125,000	8.9280
DEUTSCHE SECURITIES	BIL	ORD	07-June-02	S	120,000	8.9833
DEUTSCHE SECURITIES	BIL	ORD	07-June-02	S	-92,000	8.8641
DEUTSCHE SECURITIES	BIL	ORD	07-June-02	S	-150,000	9.0600
DEUTSCHE SECURITIES	BIL	ORD	07-June-02	S	-26,114	9.0827
DEUTSCHE SECURITIES	BIL	ORD	07-June-02	B	1,780	9.0500
DEUTSCHE SECURITIES	BIL	ORD	11-June-02	B	151,902	9.1061
DEUTSCHE SECURITIES	BIL	ORD	11-June-02	S	-10,000	9.1200
DEUTSCHE SECURITIES	BIL	ORD	11-June-02	S	-28,682	9.1013
DEUTSCHE SECURITIES	BIL	ORD	11-June-02	B	130,000	8.9231
DEUTSCHE SECURITIES	BIL	ORD	11-June-02	B	1,074	8.9000
DEUTSCHE SECURITIES	BIL	ORD	11-June-02	S	-1,074	8.9000
DEUTSCHE SECURITIES	BIL	ORD	12-June-02	B	1,741	8.9010
DEUTSCHE SECURITIES	BIL	ORD	12-June-02	S	-64,000	8.9300
DEUTSCHE SECURITIES	BIL	ORD	12-June-02	S	-1,741	8.9010
DEUTSCHE SECURITIES	BIL	ORD	13-June-02	S	-27,621	9.0113
DEUTSCHE SECURITIES	BIL	ORD	13-June-02	S	-6,250	8.9750
DEUTSCHE SECURITIES	BIL	ORD	14-June-02	B	3,125	8.9700
DEUTSCHE SECURITIES	BIL	ORD	14-June-02	S	-50,113	9.0125
DEUTSCHE SECURITIES	BIL	ORD	14-June-02	B	405,000	8.9985
DEUTSCHE SECURITIES	BIL	ORD	14-June-02	S	-50,000	8.9300
DEUTSCHE SECURITIES	BIL	ORD	17-June-02	B	50,000	8.8459
DEUTSCHE SECURITIES	BIL	ORD	17-June-02	B	100,000	8.8713
DEUTSCHE SECURITIES	BIL	ORD	17-June-02	B	10,000	8.7900
DEUTSCHE SECURITIES	BIL	ORD	17-June-02	S	-10,000	8.7057
DEUTSCHE SECURITIES	BIL	ORD	18-June-02	B	20,000	8.5700
DEUTSCHE SECURITIES	BIL	ORD	18-June-02	S	-70,000	8.8271
DEUTSCHE SECURITIES	BIL	ORD	18-June-02	B	10,0000	8.4994
DEUTSCHE SECURITIES	BIL	ORD	18-June-02	B	85,000	8.5671
DEUTSCHE SECURITIES	BIL	ORD	18-June-02	B	10,800	8.6874
DEUTSCHE SECURITIES	BIL	ORD	18-June-02	S	-85,000	8.8594
DEUTSCHE SECURITIES	BIL	ORD	18-June-02	S	-9,375	8.5833
DEUTSCHE SECURITIES	BIL	ORD	18-June-02	S	-10,000	8.8100
DEUTSCHE SECURITIES	BIL	ORD	18-June-02	S	-8,900	8.8200
DEUTSCHE SECURITIES	BIL	ORD	18-June-02	B	5,200	8.9138
DEUTSCHE SECURITIES	BIL	ORD	19-June-02	B	50,000	8.5861
DEUTSCHE SECURITIES	BIL	ORD	19-June-02	B	5,000	8.5600
DEUTSCHE SECURITIES	BIL	ORD	19-June-02	B	10,338	8.5515
DEUTSCHE SECURITIES	BIL	ORD	20-June-02	S	-82,000	8.5344
DEUTSCHE SECURITIES	BIL	ORD	20-June-02	S	-10,000	8.9350
DEUTSCHE SECURITIES	BIL	ORD	20-June-02	B	5,000	8.9300
DEUTSCHE SECURITIES	BIL	ORD	20-June-02	S	-235,000	9.0483
DEUTSCHE SECURITIES	BIL	ORD	20-June-02	S	-514,146	9.0567
DEUTSCHE SECURITIES	BIL	ORD	20-June-02	B	513,841	9.0514
DEUTSCHE SECURITIES	BIL	ORD	21-June-02	B	225,305	8.9456
DEUTSCHE SECURITIES	BIL	ORD	21-June-02	S	-9,000	8.9368
DEUTSCHE SECURITIES	BIL	ORD	21-June-02	S	-225,000	8.9226
DEUTSCHE SECURITIES	BIL	ORD	24-June-02	S	-29,340	9.0108

DEUTSCHE SECURITIES BIL Various trades in options over 1,065,923 ordinary shares